Exhibit (g)4(i)
June 16, 2008
Brown Brothers Harriman & Co.
40 Water Street
Boston, Massachusetts 02109

Re:	Amendment to the Custodian Agreement, dated as of June 29, 2001, by and between GMO Trust and Brown Brothers Harriman & Co. (“BBH”), as amended (the “Custodian Agreement”); the 17f-5 Delegation Schedule, dated as of June 29, 2001, by and between GMO Trust and BBH, as amended (the “Delegation Schedule”); and the Accounting Agency Agreement, dated as of June 29, 2001, by and between GMO Trust and BBH, as amended (the “Accounting Agency Agreement”)
Ladies and Gentlemen:
     GMO Trust hereby notifies you that it has established one additional series of shares, namely, GMO Flexible Equities Fund (the “New Fund”). The Trust (as defined in each of the Custodian Agreement, the Delegation Schedule, and the Accounting Agency Agreement) desires that you serve as (i) custodian of the assets of the New Fund under the terms of the Custodian Agreement, (ii) delegate with respect to the assets of the New Fund under the terms of the Delegation Schedule, and (iii) accounting agent of the assets of the New Fund under the terms of the Accounting Agency Agreement.
     If you agree to so serve as custodian, delegate, and accounting agent for the New Fund, kindly sign and return to the Trust the enclosed counterpart hereof, whereupon the New Fund shall be deemed a “Fund” under each of the Custodian Agreement, the Delegation Schedule, and the Accounting Agency Agreement. This letter agreement shall constitute an amendment to each of the Custodian Agreement, the Delegation Schedule, and the Accounting Agency Agreement and, as such, a binding agreement among the Trust and you in accordance with each of their terms.

Sincerely, GMO TRUST
By:	/s/ JASON HARRISON
	Name:	Jason Harrison
	Title:	Clerk

Brown Brothers Harriman & Co.	June 16, 2008
The foregoing is hereby
accepted and agreed.

BROWN BROTHERS HARRIMAN & CO.

By:	/s/ JAMES R. KENT

Name: James R. Kent
Title: Managing Director